

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2019

Joseph Nowicki
Chief Financial Officer
BEACON ROOFING SUPPLY INC.
505 Huntmar Park Drive
Suite 300
Herndon, VA 20170

> **Re: BEACON ROOFING SUPPLY INC.**
> **Form 10-K for the fiscal year ended September 30, 2018**
> **Filed November 20, 2018**
> **File No. 000-50924**

Dear Mr. Nowicki:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2018

Non-GAAP Financial Measures
Adjusted Net Income (Loss)/Adjusted EPS, page 25

1.   With regard to your reconciliation of Net Income to Adjusted Net Income, please separately present and identify the material components of the acquisition costs you are excluding from your non-GAAP measure. Please also present the tax effect of these adjustments as a separate line item. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

2.   Please explain to us why you present Adjusted EPS after assuming full conversion of the participating Preferred Stock and why you believe that information is useful to your investors.

3.   You state that the weighted-average share count utilized in the 2018 calculation of Adjusted EPS assumes conversion of 7,224,483 weighted-average shares of participating Preferred Stock, which were excluded from the determination of GAAP net income (loss) per share for the period due to their anti-dilutive nature. Therefore, it appears that Adjusted EPS, which includes the effect of anti-dilutive shares, substitutes individually tailored recognition and measurement methods for that of GAAP. See ASC 260-10-45-17. Please also refer to and tell us how you considered Question 100.04 of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction